KIWA BIO-TECH PRODUCTS GROUP CORPORATION
                        17700 CASTLETON STREET, SUITE 589
                       CITY OF INDUSTRY, CALIFORNIA 91748

                                December 9, 2004

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attention:     Song Brandon

         Re:      Kiwa Bio-Tech Products Group Corporation
                  REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-117868)

Ladies and Gentlemen:

         We respectfully request acceleration of the effective date of the Registration Statement on Form SB-2 (File No. 333-117868) (the "Registration Statement") relating to the offer and resale of up to 45,277,605 shares of Common Stock, par value $0.001 per share, of Kiwa Bio-Tech Products Group Corporation (the "Company"), so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Tuesday, December 14, 2004 or as soon thereafter as possible.

         The Company acknowledges that:

                  o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

                  o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

                  o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                KIWA BIO-TECH PRODUCTS GROUP CORPORATION

                                By:      /S/ WEI LI
                                         -----------------------
                                         Wei Li
                                         Chief Executive Officer

cc:      V. Joseph Stubbs, Esq.